EXHIBIT 99.1

MEMORANDUM TO CEC EMPLOYEES

HOLDING STOCK OPTIONS AFFECTED BY 409A

To:	CEC Employees Holding Stock Options

From:	CEC Legal Department

Date:	April 20, 2007

RE:	Process for Exercising Stock Options

As a recipient of this memorandum, you are listed in our stock option database as holding unexercised stock options to acquire CEC (the “Company”) stock. Due to a combination of reasons, the Company has been in a “blackout” and you have been unable to exercise your stock options. We anticipate that the “blackout” will be lifted soon, so we wanted to provide you with information about the process for exercising your stock options in the near future.

For most of you, some, but not all, of the stock options issued to you had incorrect measurement dates for accounting purposes. These options with incorrect measurement dates were granted to you with an exercise price that was less than the fair market value of our stock on the correct measurement date. Our employee stock option plan provides that all options are to be issued with an exercise price at least as high as fair market value on the date of the grant. Furthermore, stock options issued with an exercise price less than fair market value which vest after December 31, 2004, are subject to Section 409A of the Internal Revenue Code (“Section 409A”). We will refer to those options subject to Section 409A in the paragraphs below as “409A Options”.

In summary, Section 409A assesses a 20% excise tax and interest (in addition to normal income tax liability) on the difference between the exercise price of the 409A Option and the fair market value of Company stock on the date the 409A Option is subject to tax. As an example, let’s assume the Company issued you a 409A Option for 100 shares with an exercise price of $30 a share. Let’s further assume that the correct measurement date price of the 409A Option was $31 a share, so you received an option to acquire 100 shares at less than fair market value. If you exercised that 409A Option for 100 shares in 2007 when the fair market value of our stock is $42 a share, you will pay income tax on the $12 difference times 100 shares, or $1200. Furthermore, Section 409A would assess an additional 20% tax, plus an interest factor, on the $1200 profit you made. The result would be that the overall tax on your $1200 profit could be 40% and higher, which is obviously a result to be avoided.

The regulations issued by the IRS in interpreting Section 409A provide that the 20% excise tax and any interest can be avoided if, in 2007, any unexercised 409A Options are re-priced to the fair market value as of the correct measurement date. The regulations go on to provide that if the option is re-priced, employees who have to pay a higher exercise price can be paid a cash bonus in the following year to make up the difference so that there is no negative economic impact to the employee. So, in the example of a 100 share 409A Option issued at a $30 exercise price rather than $31, if the 409A Option price is raised to $31, there is no 20% excise tax and interest under Section 409A and the optionee can be paid the $100 difference in a cash bonus.

The Company intends to re-price all 409A Options and provide a cash bonus in the following year to the affected option holders for the additional cost to exercise the option. The process for implementing the re-pricing program is fairly detailed and you will be receiving more information on it in the near future. In the meantime, the Company wants to make sure that as we come out of the blackout and you are able to exercise your stock options, that you don’t exercise any 409A Options until the re-pricing process has been completed. To assist you, attached to this memorandum is a 409A Report that reflects the (1) grant date, (2) grant price, (3) vesting schedule, (4) options granted, (5) options unexercised, (6) unexercised options NOT subject to 409A and (7) unexercised options subject to 409A for each separate option grant made to you for which you still have unexercised options outstanding. When the blackout is lifted, you will be able to exercise only unexercised options NOT subject to 409A. You will also be able to sell any vested restricted stock shares you own. We will maintain a blackout on the 409A Options until we can complete the re-pricing and bonus process so that the excise tax and interest will not apply.

We will advise you when the blackout is lifted. If you have questions regarding these items, please contact Tommy Oliver at toliver@cecentertainment.com or 972-258-5499 or Marshall Fisco at mfisco@cecentertainment.com or 972-258-5453.